ORBIT E-COMMERCE, INC.
                       14845 YONGE STREET
                     AURORA, ONTARIO L4G 6H8



                                   August 30, 2005

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549
Attn:  Nasreen Mohammed, Staff Accountant

Re:  Orbit E-Commerce, Inc. (the "Company")
     File No. 1-03323

Ladies and Gentlemen:

       We   are  submitting  this  letter  in  response  to   the
Commission's letter dated August 16, 2005. The comment numbers below refer to the paragraph numbers of the Commission's August
16, 2005 letter.

      1. The Company acquired intangible rights and did not acquire an operating business and, therefore, did not account for the acquisition as the purchase of a business in accordance with SFAS 141. Although the Company acquired intangible rights, such rights were not and have not yet been put into operation.

      2. Audited financial statements for the rights acquired will be prepared and will be included as part of the Company's audited financial statements which will be filed with the Company's Form 10-KSB for the fiscal year ended July 31, 2005.

       In  connection  with  our  response  to  the  Commission's comments, the Company acknowledges the following: (i) The Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact the undersigned with any further questions.

                                   Very truly yours,

                                   /s/ Douglas C. Lloyd
                                   Douglas C. Lloyd
                                   Chief Executive Officer